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                            January 31, 2023

       Alex Wu
       Chief Financial Officer
       NaaS Technology Inc.
       Newlink Center, Area G, Building 7
       Huitong Times Square
       No.1 Yaojiayuan South Road, Chaoyang District
       Beijing, 100024, The People's Republic of China

                                                        Re: NaaS Technology
Inc.
                                                            Shell Company
Report on Form 20-F
                                                            Response Dated
January 6, 2023
                                                            File No. 001-38235

       Dear Alex Wu:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Shell Company Report on Form 20-F Filed June 16, 2022

       Item 3. Key Information, page 3

   1. We note your response to comment 3. Please revise your summary of risk factors and risk factors section, as you
do in the Cash and Asset Flows through Our Organization section to state that to the
extent cash in the business is in PRC/Hong Kong or a PRC/Hong Kong entity, the funds may
not be available to fund operations or for other use outside of
                                                        PRC/Hong Kong due to
interventions in or the imposition of restrictions and limitations on the ability of you
and your subsidiaries by the government to transfer cash.
   2. We note your response to comment 5. Please revise to disclose each of the required permissions or
approvals that you state have been obtained for your business operations and for the offering of
your securities.
 Alex Wu
NaaS Technology Inc.
January 31, 2023
Page 2
Combined Statements of Loss and Other Comprehensive Loss, page F-49

3. We note your response to comment 7 and reissue our comment in part with a clarification. Please tell us how you determined it was appropriate to classify incentives given to end-users that exceeded the revenue generated from the same transaction from revenue to selling and marketing expenses, including any specific accounting guidance you utilized to support such classification. Otherwise, it appears that incentives that were classified as selling and marketing expenses for the year ended December 31, 2021
         (RMB103.1 million (US$16.2 million)) should also be classified as a reduction of the transaction price (i.e., a reduction of revenue).

General

4. We have reviewed your responses to comments 8 and 9. We await your planned amendment to the Shell Company Report and may issue comments based on the disclosures included therein.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Stephen Kim at 202-551-3291 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Dietrich King at 202-551-8071 with any other questions.



FirstName LastNameAlex Wu                                       Sincerely,
Comapany NameNaaS Technology Inc.
                                                                Division of
Corporation Finance
January 31, 2023 Page 2                                         Office of Trade
& Services
FirstName LastName